FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 5, 2004

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 12.   Results of Operations and Financial Condition

The registrant's press release dated February 5, 2004 regarding its financial results for the three months and year ended December 31, 2003 is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

February 5, 2004

By: /S/ D. GILBERT FRIEDLANDER
D. Gilbert Friedlander, Executive Vice President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
Jeff Baum
972-797-9495
jeffrey.baum@eds.com

FOR RELEASE: 3:05 P.M. CT, THURSDAY, FEB. 5, 2004

EDS REPORTS FOURTH QUARTER AND YEAR-END 2003 RESULTS

- Company posts quarterly net income of 12 cents per share before charges
- Takes $559 million charge for NMCI contract; $84 million restructuring charge; $7 million loss from discontinued operations; leads to fourth quarter net loss of 74 cents per share
- Revises NMCI schedule to contain capital and reduce risk
- Quarterly revenue up 8 percent
- Fourth quarter free cash flow $387 million

PLANO, Texas – EDS today reported a fourth quarter net loss of $354 million, or 74 cents per share, after writing down the entire $559 million in deferred costs related to the Navy Marine Corps Intranet (NMCI) program, and recognizing $84 million of previously disclosed pre-tax restructuring charges and after-tax losses of $7 million from discontinued operations.

EDS posted fourth quarter net income of $59 million, or 12 cents per share, excluding the write-down, restructuring charges and discontinued operations. Comparable fourth quarter 2002 net income was $194 million, or 40 cents per share, excluding income from discontinued operations of $107 million and a restructuring credit of $3 million.[1]

EDS said it is working closely with the Department of the Navy to stabilize the NMCI program and is making significant progress improving its other focus accounts.

"We are continuing to put EDS' house in order," said Chairman and CEO Mike Jordan. "Our fourth quarter results, excluding NMCI, met expectations. Operationally, we completed our management team and solidified our technology and marketing strategies.

"We have changed our approach to the NMCI program and have developed a more efficient and predictable rollout schedule with our client. This enables effective use of capital and supports the long-term viability of the account. The revised deployment schedule and revenue assumptions required the write-down of deferred costs in the fourth quarter."

EDS reported fourth quarter total revenue of $5.76 billion, up 8 percent from $5.35 billion in the year-ago quarter, driven by growth in IT outsourcing services revenue and favorable foreign exchange rates. Organic revenue, which excludes the impact of currency fluctuations, rose 2 percent.[1]

Fourth quarter non-GM revenue rose 11 percent to $5.20 billion (up 5 percent on an organic basis) versus the same period a year ago. GM revenue decreased 14 percent versus the year-ago quarter to $565 million (down 18 percent in constant currency), reflecting GM's push to reduce discretionary spending.[1]

EDS signed $4.3 billion in contracts in the fourth quarter versus $8.1 billion a year ago. Signings for the full-year 2003 totaled $14 billion, versus $24.4 billion in 2002. Jordan said an expected uptick in overall IT services spending in the second half of 2004 and EDS' improving competitive position should provide EDS with sales momentum in the third and fourth quarters.

"We now have the resources, leadership and sales capabilities in place to re-establish EDS in the market. Our 2004 focus is squarely on growing the business," said Jordan.

Free cash flow in the quarter was $387 million versus $848 million in the 2002 fourth quarter. Excluding the impact of NMCI, free cash flow would have been $507 million in the quarter and more than $1 billion for the full year. (See Note 2 to Summary of Consolidated Cash Flows for a discussion of free cash flow).

"EDS ended 2003 with a much healthier balance sheet and better cost structure," said Bob Swan, executive vice president and CFO. "We invested significant capital to grow the business and improve our competitiveness, while ending the year with more than $3 billion in cash, marketable securities and untapped credit lines."

Navy Marine Corps Intranet

EDS said it currently forecasts the NMCI contract will generate $800 million to $1 billion in free cash flow through 2007. To achieve this goal, EDS is working with the Navy on a more controlled rollout. The revised deployment schedule and revenue assumptions required the write-down of $559 million in deferred costs in the fourth quarter. EDS noted its negotiations with the Navy for additional services and cost recoveries are not reflected in the current forecast.

NMCI program improvements include:

- A reorganized and strengthened account team now reporting directly to EDS President and COO Jeff Heller;
- Improved coordination and cooperation with the Department of the Navy;
- A more effective base-by-base deployment schedule that decreases risks and improves control and predictability; and
- Efforts to accelerate 100 percent payment on seats already deployed on the network and to improve compensation on legacy applications.

"There have been exceptional technological accomplishments despite ongoing hurdles with the Navy Marine Corps contract," Jordan said. "We have implemented the largest and most modern network of its kind, providing secure computing for the Department of the Navy. We have received orders for more than 300,000 computer seats and are on track to integrate approximately 1,000 divergent networks into one." Jordan emphasized that the relationship between EDS and the Navy remains strong and both sides are strongly committed to the success of the program.

Core Results by Geography/Market Segment (excludes A.T. Kearney and UGS PLM Solutions)

- **Americas:** Fourth quarter revenue in the Americas was $2.35 billion, down 4 percent from the same period last year, reflecting lower GM revenue, a divestiture and renegotiated contracts. Operating profit was $287 million, down 13 percent.
- **EMEA:** Fourth quarter revenue was $1.50 billion, down 1 percent from the same period last year, as financial services growth was offset by client run-off. Operating profit declined 1 percent to $149 million, reflecting client run-off and the stabilization of key accounts.

- **Asia:** Revenue for the quarter rose 8 percent to $298 million, year over year, driven by growth in the government sector. Operating profit dropped 26 percent to $24 million due to financial services program implementation costs.
- **U.S. Government:** Revenue jumped 24 percent to $912 million for the fourth quarter, reflecting growth in the NMCI program and other defense-related contracts. Operating profit was $15 million, reflecting NMCI-related program costs (excludes impact of NMCI write-down).

Subsidiary Results

- **A.T. Kearney:** Revenue for the quarter declined by 8 percent to $214 million from the fourth quarter in 2002, while operating income declined 89 percent to $3 million, reflecting continued market pricing pressures in high-value management consulting.
- **UGS PLM Solutions:** Fourth quarter revenue rose 8 percent from a year ago to $248 million, while operating income jumped 49 percent to $56 million, reflecting strong demand for Teamcenter® collaboration software and high acceptance of new NX Knowledge-Driven CAD software.

All comparisons are in constant currency.

Full-year 2003 Results

For full-year 2003, EDS posted a loss of $1.70 billion ($3.55 per share), versus 2002 earnings of $460 million, or 94 cents per share. [1]

EDS' 2003 net income was $239 million, or 49 cents per share, excluding the one-time cumulative accounting adjustment related to the adoption of EITF 00-21 ($1.42 billion after tax or $2.96 per share), restructuring and other charges ($334 million pre-tax or 47 cents per share), a cumulative accounting adjustment related to the adoption of SFAS 143 ($17 million after-tax or 3 cents per share), a gain on a divestiture ($139 million pre-tax or 16 cents per share), a loss from discontinued operations ($14 million after-tax or 3 cents per share) and a deferred cost write-down on the NMCI contract ($559 million pre-tax or 73 cents per share).

This compares to $348 million, or 71 cents per share, in 2002, which excludes income from discontinued operations ($110 million or 22 cents per share) and restructuring and other credits of $3 million pre-tax. [1] As-reported full-year 2002 net income was $1.12 billion, or $2.28 per share, based on a different accounting methodology (percentage of completion) used in that period.

Full-year 2003 revenue reached $21.5 billion, up 7 percent versus $20.1 billion in 2002 (up 2 percent on an organic revenue basis).[1]

Full-year 2003 free cash flow was $230 million versus $985 million a year ago. Excluding NMCI, full-year free cash flow exceeded $1 billion.

2004 Guidance

EDS provided the following guidance for 2004. The company currently expects:

- Full-year revenue of $21-$22 billion;
- EPS of 50-60 cents, including NMCI; $1.00-$1.10 per share, excluding NMCI; [2]
- Full-year free cash flow of $500-$600 million, including NMCI.

For the first quarter of 2004, EDS currently expects:

- Total revenue of $5.0-$5.2 billion;
- EPS of negative 4 cents to plus 1 cent; 15-20 cents, excluding NMCI. [2]

"We believe we have a realistic view of our business prospects for 2004," Swan said. "In addition, we will continue to take steps to strengthen our balance sheet and have laid out a roadmap to improve our liquidity position to approximately $5 billion by year-end."

EDS intends to provide additional information for 2004 on February 17 in conjunction with its securities analyst meeting.

Conference Call

EDS' securities analysts conference call will be broadcast live on the Internet today at 4 p.m. Central time (5 p.m. Eastern). To access the call and view related financial information, go to www.eds.com/call. You need Windows MediaPlayer or Real Player to listen to the call. The call also will be archived for 30 days at www.eds.com/call.

Note: Pro forma income statements for 2002 and 2001 reflecting EITF 00-21 adjustments are available online at www.eds.com/proforma.

[1]All year ago comparisons are adjusted for EITF 00-21 and discontinued operations.
[2]Pro forma earnings estimates exclude restructuring charges and the impact of discontinued operations.

About EDS
EDS, the world's most experienced outsourcing services company, delivers superior returns to clients through its cost-effective, high-value services model. EDS' core portfolio comprises information-technology and business process outsourcing services, as well as information-technology transformation services. EDS' two complementary, subsidiary businesses are A.T. Kearney, one of the world's leading high-value management consultancies, and UGS PLM Solutions, a leader in product data management, collaboration and product design software. EDS is ranked 80th on the *Fortune 500*. The company's stock is traded on the New York (NYSE: EDS) and London stock exchanges. Learn more at eds.com.

###

The statements in this press release that are not historical statements, including statements regarding expected earnings, revenue and free cash flow, anticipated cost savings, and the value of new business signed, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These include, but are not limited to, competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the impact of general economic and other conditions on the discretionary spend of our existing clients and our ability to obtain new business; the degree to which third parties continue to outsource IT and business processes; the performance of current and future client contracts in accordance with our cost, revenue and cash flow estimates, including our ability to achieve any operational efficiencies in our estimates; for contracts with U.S federal government clients, including our Navy Marine Corps Intranet contract, the government's ability to cancel the contract or impose additional terms and conditions due to changes in government funding, deployment schedules or otherwise; our ability to access the capital markets, including our ability to obtain capital leases, surety bonds and letters of credit, to arrange new client supported financing transactions or similar facilities and continue to access existing facilities; the impact of rating agency actions on our ability to access capital and our cost of capital as well as the impact of such actions on our agreements that contain debt rating triggers; the impact of third-party benchmarking provisions in certain client contracts; the impact on a historical and prospective basis of accounting rules and pronouncements; the impact of claims, litigation and governmental investigations; the success of our strategic reorganization and cost cutting initiatives and the timing and amount of any resulting benefits; the impact of acquisitions and divestitures; our ability to attract and retain highly skilled personnel; a reduction in the carrying value of our assets; the impact of a bankruptcy or the financial difficulty of a significant client on the financial and other terms of our agreements with that client; the expiration or termination of a significant client contract, including our contract with GM; with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return; changes in tax laws and interpretations and failure to obtain treaty relief from double taxation; failure to obtain or protect intellectual property rights; and fluctuations in foreign currency, exchange rates and interest rates. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF RESULTS OF OPERATIONS
(in millions, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,	
	2003	**2002**	**2003**	**2002**
Revenues[1]	$ 5,762	$ 5,465	$ 21,476	$ 21,359
Costs and expenses				
Cost of revenues[2]	5,656	4,491	19,502	17,617
Selling, general and administrative	498	485	1,902	1,874
Restructuring and other[3]	84	(3)	195	(3)
Total costs and expenses	6,238	4,973	21,599	19,488
Operating income (loss)	(476)	492	(123)	1,871
Other income (expense)	(78)	(108)	(266)	(347)
Income (loss) from continuing operations before income taxes	(554)	384	(389)	1,524
Provision for income taxes	(207)	131	(137)	518
Income (loss) from continuing operations	(347)	253	(252)	1,006
Income (loss) from discontinued operations, net of income taxes[4]	(7)	107	(14)	110
Income (loss) before cumulative effect of changes in accounting principles	(354)	360	(266)	1,116
Cumulative effect on prior years of changes in accounting principles, net of income taxes[5]	–	–	(1,432)	–
Net income (loss)	$ (354)	$ 360	$ (1,698)	$ 1,116
Basic earnings per share of common stock[6]				
Income (loss) from continuing operations	$ (0.73)	$ 0.53	$ (0.53)	$ 2.10
Income (loss) from discontinued operations	(0.01)	0.23	(0.03)	0.23
Cumulative effect on prior years of changes in accounting principles	–	–	(2.99)	–
Net income (loss)	$ (0.74)	$ 0.76	$ (3.55)	$ 2.33
Diluted earnings per share of common stock[6]				
Income (loss) from continuing operations	$ (0.73)	$ 0.52	$ (0.53)	$ 2.06
Income (loss) from discontinued operations	(0.01)	0.23	(0.03)	0.22
Cumulative effect on prior years of changes in accounting principles	–	–	(2.99)	–
Net income (loss)	$ (0.74)	$ 0.75	$ (3.55)	$ 2.28
Weighted average number of shares outstanding				
Basic	480	477	479	479
Diluted	480	483	479	489
Cash dividends per share	$ 0.15	$ 0.15	$ 0.60	$ 0.60

Refer to the following page for accompanying notes to the summary of results of operations.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO THE SUMMARY OF RESULTS OF OPERATIONS

1. Revenues from base (non-GM) clients were $5,197 million and $4,803 million for the three months ended December 31, 2003 and 2002, respectively. Revenues from GM were $565 million and $662 million for the three months ended December 31, 2003 and 2002, respectively. Revenues from base clients were $19,217 million and $18,764 million for the years ended December 31, 2003 and 2002, respectively. Revenues from GM were $2,259 million and $2,595 million for the years ended December 31, 2003 and 2002, respectively.

2. Cost of revenues for the three months and year ended December 31, 2003 includes the write-down of deferred costs of $559 million related to the Navy Marine Corps Intranet contract. Cost of revenues for the year ended December 31, 2002 includes net charges totaling $192 million related to the MCI and U.S. Airways bankruptcies. Cost of revenues for the year ended December 31, 2003 also includes a $98 million credit, recognized in the second quarter, reversing a portion of charges taken in 2002 related to the MCI bankruptcy.

3. Restructuring and other for the three months ended December 31, 2003 relates to the Company's 2003 initiative to reduce its costs, streamline its organizational structure and exit certain operating activities. Restructuring and other for the year ended December 31, 2003 also includes restructuring charges of $159 million and a gain of $139 million related to the sale of the Credit Union Industry Group recognized in the third quarter; asset write-downs of $36 million and executive severance charges of $7 million recognized in the second quarter; and a $48 million one-time severance charge related to the Company's former Chairman and Chief Executive Officer recognized in the first quarter.

4. Discontinued operations represents the net results of the Technology Solutions business sold during the fourth quarter of 2003, the subscription fulfillment business sold during the second quarter of 2003 and the Consumer Network Services unit sold during the fourth quarter of 2002. Income from discontinued operations includes a net gain of $110 million, net of income taxes, for the three months ended December 31, 2002, and a net gain of $87 million, net of income taxes, for the year ended December 31, 2002.

5. During the third quarter of 2003, the Company changed its accounting for multiple-element service contracts as a result of its adoption of the provisions of Emerging Issues Task Force ("EITF") 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, on a cumulative basis as of January 1, 2003. Generally, revenue is now recognized as it is billed, unless it is contingent on the provision of future service or otherwise earned over future periods, and costs incurred to construct IT systems for the client are deferred and amortized over the contract's term. The cumulative effect of this accounting change on years prior to 2003 was a charge of $2.24 billion ($1.42 billion after tax) reflected in the first quarter of 2003. Results for the first two quarters of 2003 have been adjusted to reflect the retroactive adoption of the new accounting standard in those periods. During the first quarter of 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*. The cumulative effect of SFAS No. 143 on years prior to 2003 was a charge of $25 million ($17 million after tax) reflected in the first quarter of 2003.

6. Basic and diluted earnings per share of common stock were $0.12 for the three months ended December 31, 2003, and $0.50 and $0.49, respectively, for the year ended December 31, 2003, after excluding from net loss charges related to the Navy Marine Corps Intranet contract (see Note 2), restructuring and other (see Note 3), loss from discontinued operations (see Note 4), and the cumulative effect on prior years of changes in accounting principles (see Note 5).

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED BALANCE SHEETS
(in millions)

	December 31,	
	2003	**2002**
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,197	$ 1,642
Marketable securities	116	248
Accounts receivable, net	3,329	6,435
Prepaids and other	1,221	1,060
Deferred income taxes	100	–
Total current assets	6,963	9,385
Property and equipment, net	2,858	3,023
Deferred contract costs, net	870	–
Investments and other assets	918	986
Goodwill	4,442	4,077
Other intangible assets, net	1,456	1,409
Deferred income taxes	773	–
Total assets	$ 18,280	$ 18,880
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 585	$ 710
Accrued liabilities	3,353	2,964
Deferred revenue	1,177	830
Income taxes	83	386
Current portion of long-term and secured revolving debt	2,275	1,239
Total current liabilities	7,473	6,129
Deferred income taxes	–	51
Pension benefit liability	1,121	1,113
Long-term debt, less current portion	3,488	4,148
Minority interests and other long-term liabilities	484	417
Shareholders' equity	5,714	7,022
Total liabilities and shareholders' equity	$ 18,280	$ 18,880

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED CASH FLOWS
(in millions)

	Three Months Ended December 31,		Years Ended December 31,	
	2003	2002	2003	2002
Net cash provided by operating activities[1]	$ 520	$ 1,052	$ 1,386	$ 2,246
Cash Flows from Investing Activities				
Proceeds from sales of marketable securities	400	22	548	60
Proceeds from investments and other assets	322	158	800	217
Proceeds from divested assets	–	301	224	301
Payments for purchases of property and equipment	(132)	(183)	(703)	(973)
Payments for investments and other assets	(226)	(55)	(664)	(175)
Payments for acquisitions, net of cash acquired	–	–	11	(107)
Payments for purchases of software and other intangibles	(63)	(112)	(494)	(367)
Payments for purchases of marketable securities	(93)	(8)	(447)	(20)
Other	4	4	25	67
Net cash provided by (used in) investing activities	212	127	(700)	(997)
Cash Flows from Financing Activities				
Proceeds from long-term and secured revolving debt	–	437	1,869	461
Payments on long-term and secured revolving debt	(993)	(27)	(1,312)	(151)
Net increase (decrease) in borrowings with original maturities less than 90 days	–	(238)	(235)	147
Payments on capital leases	(38)	(16)	(120)	(30)
Purchase of treasury shares	–	–	–	(380)
Employee stock transactions	11	6	47	89
Dividends paid	(72)	(72)	(287)	(287)
Other	(6)	(3)	(33)	(15)
Net cash provided by (used in) financing activities	(1,098)	87	(71)	(166)
Effect of exchange rate changes on cash and cash equivalents	(10)	33	(60)	38
Net increase (decrease) in cash and cash equivalents	(376)	1,299	555	1,121
Cash and cash equivalents at beginning of period	2,573	343	1,642	521
Cash and cash equivalents at end of period	$ 2,197	$ 1,642	$ 2,197	$ 1,642

(1) Depreciation and amortization and deferred cost charges were $1,114 million and $384 million for the three months ended December 31, 2003 and 2002, respectively. Depreciation and amortization and deferred cost charges were $2,529 million and $1,443 million for the years ended December 31, 2003 and 2002, respectively. The increase in depreciation and amortization and deferred cost charges in 2003 is due to the amortization of deferred contract costs resulting from the Company's change in accounting for its multiple-element service contracts and write-down of deferred costs of $559 million related to the Navy Marine Corps Intranet contract recognized in the fourth quarter of 2003. See Notes 2 and 5 to the Summary of Results of Operations.

(2) EDS defines free cash flow as net cash provided by operating activities, less capital expenditures. Capital expenditures is the sum of (i) net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments for acquisitions, net of cash acquired, and payments for purchases of marketable securities, and (ii) payments on capital leases. Free cash flow is a non-GAAP measure and should be viewed together with the Summary of Consolidated Cash Flows above. Free cash flow for the three months ended December 31, 2003 and 2002 reflects net cash provided by operating activities of $520 million and $1,052 million, respectively, less capital expenditures of $133 million and $204 million, respectively.